Mail Stop 4561

April 21, 2009

John E. Harper
Vice President and Chief Financial Officer
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075

      Re: Perot Systems Corporation
             Form 10-K For The Fiscal Year Ended December 31, 2008
             Filed February 25, 2009
             File No. 001-14773

Dear Mr. Harper:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.   We note your disclosure regarding fixed-priced contracts with variable components of pricing based on volume. Please clarify the nature and terms of

these arrangements and why you believe it is appropriate to recognize revenue as the services are provided at the contractual price. Additionally, in your response, please tell us what specific authoritative literature supports your accounting.

Contract costs, page F-10

2.   We note in your disclosure that set-up fees are amortized over the lesser of their estimated useful lives or the term of the related contract. Please tell us how you considered the guidance in footnote 39 of SAB Topic 13 in determining the amortization period of such costs. In this regard, clarify whether your customer relationships are expected to extend beyond the initial terms and whether your customers continue to benefit from these set-up fees.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 38

3.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of your disclosure controls and procedures as it "refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time period." In your response letter, please confirm, if true, that your officers evaluated and concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

Changes in internal controls, page 38

4.   We note that you have provided the disclosure required by Item 308(c) of Regulation S-K with respect to your "most recent fiscal quarter."   Please confirm that in future filings on Form 10-K, you will provide the required disclosure with respect to changes in your internal control over financial reporting that occurred in the "fourth fiscal quarter."

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 1, 2009)

Compensation Discussion and Analysis, page 18

5.   Please tell us the names of the outside directors that comprise the Incentive Compensation Sub-Committee and identify the members of the Sub-Committee in future filings.

Market Benchmarking, page 18

6.   You disclose that the base salaries, long-term incentive compensation, and total compensation of your named executive officers were lower than the median of the benchmark companies. In future filings, where you rely on benchmarking, please disclose in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark. Furthermore, where compensation falls outside of the benchmark, please include a discussion demonstrating how you determined actual compensation levels.

Short-Term Incentive Program, page 25

7.   You state that the short-term incentive awards for the named executive officers are adjusted based on certain corporate performance factors and individual performance ratings. In future filings, disclose the target bonus and performance rating for each named executive officer. Clarify how the bonuses for each named executive officer were adjusted based on the results of the corporate performance factors and individual performance rating. For example, please explain how the "initial bonus adjustments" referenced at the top of page 26 are determined for each named executive officer. Further, it is unclear how the target bonus for the Chief Executive Officer, initially set at 100% of base salary, was adjusted to 141% of the target bonus. Your disclosure should clearly describe how you arrived at the bonus amounts paid to each of the named executive officers.

Summary Compensation Table, page 30

8.   The incentive cash bonuses paid to your named executive officers for fiscal 2008 based upon achievement of certain corporate performance and other targets appear to have been awarded pursuant to an "incentive plan," as such term is defined in Item 402(a)(6) of Regulation S-K. Accordingly, it appears that the amounts of such performance-based incentive cash bonuses should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, instead of in the Bonus column, and that the Grants of Plan-Based Awards table should reflect your performance-based cash incentive bonus plan. Please confirm that you will revise your disclosure accordingly in future

filings, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your named executive officers for fiscal 2008. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief